

07004339

[T]ATES
[SECURITIES AND EXCH]ANGE COMMISSION
[WASHINGTON, D].C. 20549

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SEC FILE NUMBER
8-35288

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2006 (MM/DD/YY) AND ENDING December 31, 2006 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
NatCity Investments, Inc.

OFFICIAL USE ONLY
017490
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1965 East Sixth Street
(No. and Street)

Cleveland	**Ohio**	**44114**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
John P. Beer **(216) 222-3316**
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*
Ernst & Young LLP
(Name – *of individual, state last, first, middle name*)

1300 Huntington Building 925 Euclid Avenue	**Cleveland**	**Ohio**	**44115**
(Address)	(City)	(State)	(Zip Code)

PROCESSED
MAR 21 2007
THOMSON FINANCIAL

CHECK ONE:
- ✓ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, ***John P. Beer***, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of ***NatCity Investments, Inc.*** as of ***December 31, 2006***, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____



Signature

Chief Financial Officer

Title



Notary Public

COLE K. BORNHORST, Attorney At Law
Notary Public - State of Ohio
My commission has no expiration date.
Section 147.03 O. R. C.

This report** contains (check all applicable boxes):

- ✓ (a) Facing page.
- ✓ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (I) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A or Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ✓ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

ERNST & YOUNG

Ernst & Young LLP
Suite 1300
925 Euclid Avenue
Cleveland, Ohio 44115

Phone: (216) 861-5000
www.ey.com

Report of Independent Registered Public Accounting Firm

The Board of Directors
NatCity Investments, Inc.

We have audited the accompanying statement of financial condition of NatCity Investments, Inc. as of December 31, 2006. This statement of financial condition is the responsibility of NatCity Investments, Inc.'s management. Our responsibility is to express an opinion on this statement of financial condition based on our audit.

We conducted our audit in accordance with the standard of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company's internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition, assessing the accounting principles used and significant estimates made by management, and evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of NatCity Investments, Inc. at December 31, 2006 in conformity with United States generally accepted accounting principles.

Ernst & Young LLP

February 23, 2007

NatCity Investments, Inc.

Statement of Financial Condition

December 31, 2006

Assets	
Cash	$ 3,366,115
Securities owned, at market value	218,009,995
Partnership investments	25,148,475
Receivable from clearing firm	3,426,227
Interest receivable	2,266,893
Receivables from employees and affiliated companies	1,972,345
Equipment and improvements, at cost, net of accumulated depreciation of $3,089,683	2,190,239
Goodwill	3,380,227
Other intangible assets	4,911,131
Membership in exchange, at cost	39,500
Other assets	6,730,177
Total assets	$ 271,441,324
Liabilities and stockholder's equity	
Liabilities:	
Securities sold, not yet purchased, at market value	$ 2,049,706
Accrued interest payable	58,082
Payables to affiliated companies	5,388,366
Accrued compensation	21,679,632
Minority ownership interests in partnership investments	24,711,636
Accounts payable and other accrued expenses	2,698,261
Total liabilities	56,585,683
Subordinated loan from National City Credit Corp.	75,000,000
Unsecured line of credit with National City Capital Corp.	45,020,000
Stockholder's equity:	
Common stock (no par value; stated at $1 per share; 1,000 shares authorized, issued, and outstanding)	1,000
Additional paid-in capital	39,209,375
Retained earnings	55,625,266
	94,835,641
Total liabilities and stockholder's equity	$ 271,441,324

See accompanying notes.

NatCity Investments, Inc.

Notes to Statement of Financial Condition

December 31, 2006

1. Organization

NatCity Investments, Inc. (the Company), a wholly owned subsidiary of National City Corporation (the Parent), is a registered broker-dealer of securities under the Securities Exchange Act of 1934 and is a member of the National Association of Securities Dealers, Inc. (NASD) and the Chicago Stock Exchange.

The Company provides full-service brokerage services to institutional and retail customers on a fully-disclosed basis. The Company also provides investment banking services which include underwriting and investment advisory services. Substantially all of the Company's customers are located in Ohio, Indiana, Kentucky, Pennsylvania, Illinois, and Michigan. The Company also acts as an agent for affiliates of the Parent in certain transactions.

The Company trades in municipal obligations, U.S. government and agency securities, money-market instruments, and corporate obligations and is a market maker in 13 common stocks.

The Company clears its securities transactions on a fully disclosed basis through First Clearing Corporation (the clearing broker).

2. Summary of Significant Accounting Policies

Cash and Cash Equivalents

The Company has defined cash equivalents as highly liquid investments, with original maturities of less than 90 days, that are not held for sale in the ordinary course of business.

Securities Transactions

Securities transactions and related commission revenue and expense are recorded on a trade-date basis. Securities owned are stated at fair value and unrealized gains and losses are included in the revenue from principal transactions.

2. Summary of Significant Accounting Policies (continued)

Fair value is generally based on listed market prices. If listed market prices are not available, fair value is determined based on other relevant factors, including broker or dealer price quotations. Securities sold, not yet purchased, represent obligations to deliver specified securities at predetermined prices. The Company is obligated to acquire the securities sold short at prevailing market prices in the future to satisfy these obligations.

Investment Banking

Investment banking revenue is recorded as follows: management fees as of the offering date; sales commissions on trade date; and underwriting fees at the time the underwriting is completed and income is reasonably determinable.

Securities Purchased Under Agreements to Resell and Securities Sold Under Agreements to Repurchase

Securities purchased under agreements to resell and securities sold under agreements to repurchase, generally collateralized by U.S. government and agency obligations, are treated as collateralized financing transactions and are carried at amounts at which the securities will be subsequently resold or reacquired plus accrued interest. Open repurchase and resale agreements are presented net in the accompanying statement of financial condition where net presentation is permitted in accordance with Financial Accounting Standards Board (FASB) Interpretation No. 41, *Offsetting of Amounts Related to Certain Repurchase and Resale Agreements*. It is the Company's policy to take possession or control of securities purchased under agreements to resell. The Company is required to provide securities to counterparties in order to collateralize repurchase agreements. The Company minimizes credit risk associated with these activities by monitoring credit exposure and collateral values on a daily basis and requiring additional collateral to be deposited or returned when deemed appropriate. Counterparties are principally financial institutions.

In the normal course of business, the Company obtains securities under resale agreements on terms which permit it to repledge or resell the securities to others. At December 31, 2006, there were no outstanding repurchase or resale agreements.

2. Summary of Significant Accounting Policies (continued)

Equipment and Improvements

Equipment and improvements are recorded at cost. Depreciation is computed principally by the straight-line method using estimated useful lives of the assets. Useful lives range from one to ten years for furniture, fixtures, and equipment; and three to five years for software, hardware, and data handling equipment. Leasehold improvements are amortized over the term of the respective lease plus the first optional renewal period, if applicable.

Goodwill

Goodwill represents the excess of the purchase price over net identifiable assets acquired.

Effective January 1, 2002, the Company adopted Statement of Financial Accounting Standards (SFAS) 142, *Goodwill and Other Intangible Assets*. Under the provisions of SFAS 142, goodwill is no longer ratably amortized into net income over an estimated life, but rather is tested at least annually for impairment. During 2006, management performed impairment testing on goodwill and determined that the asset was not impaired. The Company currently does not have any other indefinite-lived intangible assets on its balance sheet.

Financial Instruments

Substantially all of the Company's financial instruments are carried at fair value or amounts approximating fair value. Assets, including cash, securities owned, securities purchased under agreements to resell, and certain receivables are carried at fair value or contracted amounts which approximate fair value. Partnership investments are carried at estimated fair value using asset valuations provided by the various underlying investment managers. Similarly, liabilities including securities sold, not yet purchased, securities sold under agreements to repurchase, liabilities subordinated to claims of general creditors and certain payables are carried at fair value or contracted amounts approximating fair value.

2. Summary of Significant Accounting Policies (continued)

Use of Estimates in the Preparation of Financial Statements

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Partnership Accounting

The Company is the general partner in various partnerships that offer alternative investments to certain qualifying investors. The Company's ownership interest in the partnerships is less than 5%, however the entire partnership is consolidated under the provisions of EITF 04-5, *Determining Whether a General Partner, or the General Partner as a Group, Controls a Limited Partnership or Similar Entity When the Limited Partners Have Certain Rights*, due to its control over the partnerships in its capacity as the investment manager.

3. Transactions With Customers

For transactions in which the Company, through the clearing broker, extends credit to customers, the Company seeks to control the risks associated with these activities by requiring customers to maintain margin collateral in compliance with various regulatory and internal guidelines. The Company and the clearing broker monitor the required margin levels daily and, pursuant to such guidelines, request customers to deposit additional collateral or reduce securities positions when necessary. The Company has agreed to indemnify the clearing broker for losses that it may sustain from customer accounts introduced by the Company.

4. Guarantees

The Company applies the provisions of the FASB Interpretation No. 45, *Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others* (FIN 45), which provides accounting and disclosure requirements for certain guarantees. As described in Note 3, the Company has agreed to indemnify the clearing broker for losses that it may sustain from the customer accounts introduced by the Company. At December 31, 2006, the total amount of customer balances maintained by its clearing broker and subject to such indemnification was approximately $949,960. In accordance with applicable margin lending practices, customer balances are typically collateralized by customer securities or supported by other types of recourse provisions. Accordingly, there was no indemnification liability accrued at December 31, 2006.

5. Subordinated Debt and Other Borrowings

The Company has an unsecured subordinated line of credit with National City Credit Corp., a subsidiary of the Parent. The Company may borrow up to $250,000,000 on this line with interest at 0.75% above the one-month LIBOR. At December 31, 2006, the Company had $75,000,000 outstanding at an interest rate of 6.10%. Loans under these debt facilities are subordinated to all claims of general creditors of the Company. Moreover, they constitute part of the Company's net capital under the Uniform Net Capital Rule and may be repaid only if, after giving effect to such repayment, the Company continues to meet its minimum net capital requirements.

The Company also has an unsecured line of credit with National City Capital Corp. The Company may borrow up to $600,000,000 on this line with interest at one-month LIBOR. At December 31, 2006, the Company had $45,000,000 outstanding at an interest rate of 5.32%.

As discussed further in Notes 2 and 12, the Company is general partner in various partnerships that offer alternative investments to certain qualifying investors. Certain of these partnerships have unsecured lines of credit with National City Capital Corp. allowing them to borrow up to $7,000,000 in aggregate on the lines with interest at one-month LIBOR. At December 31, 2006, the partnerships had $20,000 outstanding on these lines of credit at an interest rate of 5.32%.

6. Related-Party Transactions

In the ordinary course of business, the Company enters into transactions with the Parent and the Parent's affiliates.

Cash balances with affiliated organizations at December 31, 2006 were $366,244. Investments in money market and mutual funds at December 31, 2006, for which an affiliated organization was the fund advisor, were $84,233,094 and are classified as securities owned.

7. Securities Owned

Securities owned are recorded at market value and consist of the following at December 31, 2006:

Obligations of the U.S. government or its agencies	$ 6,313,468
State and municipal obligations	25,246,666
Corporate obligations	920,572
Stocks and warrants	125,870
Guaranteed interests in loans guaranteed by federal agencies	94,927,664
Money market funds	84,233,094
Other securities	6,242,661
	$ 218,009,995

8. Income Taxes

The operating results of the Company are included in the consolidated federal income tax return filed by the Parent. The Parent's policy is to allocate income taxes to its subsidiaries on a separate return basis, which includes any net operating income or losses or alternative minimum taxes, subject to recognition of such items on a consolidated basis.

Deferred tax assets were $3,273,638 as of December 31, 2006, and result primarily from deferred compensation deductions. Income tax payment due to Parent at December 31, 2006, was $8,297,000. Net federal and state tax payable are included in payable to affiliated companies on the statement of financial condition.

9. Employee Benefit Plans

Substantially all of the Company's employees are eligible to participate in the Parent's defined contribution plan. The Parent may make contributions to the plan in varying amounts depending on the level of employee contributions. The amount charged to the Company for contributions to the plan for the year ended December 31, 2006, was $3,176,580.

The Parent sponsors a defined benefit pension plan, which covers employees hired by the Company prior to June 1, 1995. The plan provides pension benefits based upon the employee's length of service and salary levels. Plan assets consist primarily of marketable equity securities and bonds including common stock of the Parent. The Company incurred no expense in 2006 relative to this Plan.

The Parent also sponsors a benefit plan, which offers postretirement medical and life insurance benefits, which covers employees of the Company hired prior to July 1, 1995. The medical portion is contributory and the life insurance portion is noncontributory. The amount charged to the Company for the year ended December 31, 2006, was $128,154.

The Parent sponsors a deferred compensation plan. This is a nonqualified plan not subject to the Employee Retirement Income Security Act of 1974 (ERISA) requirements. In accordance with applicable regulations, this plan is only offered to a limited number of highly compensated and senior management employees. Employee contributions are included in other liabilities of the Parent. At December 31, 2006, the deferred compensation liability recorded on the Parent's books related to employees of the Company amounted to $12,198,563.

10. Commitments and Contingencies

In the normal course of business, the Company enters into underwriting commitments and sales contracts. At December 31, 2006, there were four open underwriting commitments: Bullitt, Kentucky for an amount of $25,000 with maturities of September 1 in each of the years 2011, 2013, 2015; Lexington Fayette, Kentucky for an amount of $255,000 with maturities of October 1 in each of the years 2008, 2014, 2015, 2016, 2019, and 2021; Jefferson, Kentucky for an amount of $295,000 with maturities of December 1 in each of the years 2021, 2022, and 2023; and North Central Indiana for an amount of $905,000 with maturities of January 15 in each of the years 2011, 2012, 2013, 2014, and 2015, and July 15 in each of the years 2008, 2011, 2012, 2013, 2014, 2015, 2016, 2020, 2021, 2022, 2024, and 2026.

10. Commitments and Contingencies (continued)

The Company has entered into operating leases for office space and certain computer and office equipment. Rental expense under the leases amounted to $3,650,293 for the year ended December 31, 2006.

Future minimum annual lease payments under operating leases are as follows:

Years ending December 31:	
2007	$ 2,928,447
2008	1,353,555
2009	1,302,180
Future	311,250
	$ 5,895,432

The Company has also entered into service agreements with third party service providers with a total commitment of $2,261,681 at December 31, 2006. The aggregate minimum annual commitment under these agreements total approximately $1,931,143 in 2006 and $330,538 thereafter.

In the ordinary course of its business, the Company is a defendant or co-defendant in legal actions primarily relating to its broker-dealer activities. It is the opinion of management, after consultation with counsel, that the resolution of these actions will not have a material adverse effect on the financial position and results of operations of the Company.

11. SBA Loan Sale and Securitization Activities

The Company purchases the guaranteed portion of Small Business Administration (SBA) loans from third-party lenders and then converts the loans into SBA guaranteed pooled securities through the SBA securitization program administered by the fiscal and transfer agent approved by the SBA. The certificates are then sold directly to institutional investors, achieving legal isolation.

11. SBA Loan Sale and Securitization Activities (continued)

The process of converting SBA loans into pools of SBA certificates is prescribed by the SBA and must be followed to obtain the SBA guarantee. This process has been developed to meet the requirements for sale treatment under SFAS 140. An SBA approved fiscal and transfer agent associated with the SBA securitizations issues the SBA certificates once all the necessary documents to support the transaction have been provided. The Company retains beneficial interests in the securitized assets in the form of interest-only strips. The SBA guarantees the credit risk with respect to the loans sold. In accordance with SFAS 140, securitized loans are removed from the balance sheet and a net gain or loss is recognized in income at the time of sale when the combined net sales proceeds and, if applicable, retained interests differ from the loans' allocated carrying amount. Net gains or losses resulting from loan sales are recorded in revenue from principal transactions.

Retained interests in the SBA securitizations are classified as trading securities and are included in securities owned at market value on the balance sheet. Fair value adjustments to retained interests are recorded in revenue from principal transactions on the income statement. The Company uses assumptions and estimates in determining the fair value allocated to the retained interests at the time of sale in accordance with SFAS 140. These assumptions and estimates include projections concerning rates charged to customers, the expected life of the receivables, credit loss experience, loan repayment rates, the cost of funds, and discount rates commensurate with the risks involved.

On a quarterly basis, management reviews the historical performance of each retained interest and the assumptions used to project future cash flows. If past performance and future expectations dictate, assumptions are revised and the present value of future cash flows is recalculated.

During 2006, the Company sold through the SBA securitization program five pools of Small Business Administration (SBA) loans totaling $227,951,000 and recognized a pretax loss of $397,000, which was recorded in revenue from principal transactions. The SBA loans were sold servicing released and transaction costs were expensed in conjunction with the sale. Retained interests in the form of interest-only strips were recognized with an initial carrying value of approximately $5,194,000. The fair value related to these interest-only strips at December 31, 2006, was $4,615,000. The total fair value of all interest-only strips at December 31, 2006, was $6,242,661 and are included in other securities in Note 7. Cash flows received on the interest-only strips during 2006 total $1,430,122. During 2006, management made the decision to discontinue purchasing new SBA loans and to sell or securitize the existing SBA portfolio.

12. Merger With Affiliate

On June 30, 2006, Sterling Private Investments, Inc. (SPI), a wholly owned subsidiary of the Parent, was merged into the Company. SPI was a general partner in various partnerships that offer alternative investments to certain qualifying investors. Carrying values of the assets and liabilities of SPI were used in the transaction in accordance with the provisions of FTB 85-5, *Issues Relating to Accounting for Business Combinations*, for entities under common control. The majority of the assets and liabilities of SPI were carried at estimated fair values as described in the Financial Instruments section of Note 2.

The following table provides details on the aforementioned transaction:

	Sterling Private Investments
Carrying value of assets:	
Cash	$ 11,020,383
Partnership investments	25,386,076
Other assets	1,601,553
Total carrying value of assets	38,008,012
Carrying value of liabilities:	
Minority interest liability	34,235,926
Borrowings	740,000
Other liabilities	2,873,498
Total carrying value of assets	37,849,424
Carrying value of net assets	$ 158,588

13. Acquisition of SSG Capital Partners

On August 10, 2006, the Company purchased certain assets of SSG Capital Advisors, an investment banking company specializing in middle-market reorganizations.

The following table provides details on the aforementioned transaction:

	SSG Capital Advisors
Purchase price	$ 7,171,427
Carrying value of assets:	
Fixed assets	95,147
Other assets	221,427
Total carrying value of net assets	316,574
Excess of purchase price over carrying value of net assets	6,854,853
Purchase accounting adjustments:	
Other intangible assets	(6,854,853)
Goodwill	$ –

The total purchase price was paid, or is payable as follows: (a) $6,671,427 was paid at closing and (b) $500,000 will be paid one year after closing, August 10, 2007, and such payment may be reduced for certain indemnifications provided to the Company by the sellers.

Other identifiable transactions associated with the SSG Capital Advisors acquisition included noncompete agreements with key employees and a customer intangible. The noncompete agreements are amortized over a period of three years while the customer intangible is being amortized over eight months and will be fully amortized at the end of the first quarter of 2007.

END